Mail Stop 3561

October 17, 2006

Matthew Hoogendoorn
Chief Financial Officer
Clearly Canadian Beverage Corporation
2267 10<sup>th</sup> Avenue W.
Vancouver, British Columbia, Cananda V6K 2J1

      **RE:**    **Clearly Canadian Beverage Corporation**
              **Form 20-F for Fiscal Year Ended December 31, 2004**
              **Filed June 30, 2005**
              **Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2004**
              **Filed October 12, 2005**
              **Amendment 2 to Form 20-F for Fiscal Year Ended December 31, 2004**
              **Filed July 12, 2006**
              **Form 20-F for Fiscal Year Ended December 31, 2005**
              **Filed June 30, 2006**
              **Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2005**
              **Filed July 25, 2006**
              **File No. 000-15276**

Dear Mr. Hoogendoorn:

      We have reviewed your response letter dated October 6, 2006 and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information we may raise additional comments.

Amendment 1 to Form 20-F for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 62

1. We reviewed the proposed revisions to your disclosure included in your response to comment 5 from our letter dated August 18, 2006. Please revise the conclusion of your officers regarding the effectiveness of your disclosure controls and procedures to state, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please remove the partial definition of disclosure controls and procedures from the conclusion of your officers regarding the effectiveness of your disclosure controls and procedures. In addition, in other circumstances where you define disclosure controls and procedures please revise the disclosure to include the complete definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Financial Statements

2. We considered your response to comment 6 from our letter dated August 18, 2006. Please file an amended Form 20-F that addresses all comments included in our letter dated August 18, 2006, as applicable, as well as the comment above. In the beginning of your amendment include an explanatory note describing all the changes made to the filing. In addition, your explanatory note should state that the 2003 financial statements are unaudited rendering the filing deficient and describe how you plan to rectify the situation. Lastly, label the 2003 financial statements as unaudited.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant